Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

August 17, 2005

Item 3

News Release

The press release was issued on August 17, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources (NSU: TSX and AMEX) is pleased to report the assay results from the final 9 diamond drill holes it has established at the Northwest Zone massive sulphide deposit in 2005.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

August 17, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

                                                                                 Maureen D. Carse

                                                                                   Corporate Secretary

N E W S R E L E A S E

FINAL ASSAY RESULTS FROM THE 2005 DRILL PROGRAM AT THE NORTHWEST ZONE MASSIVE SULPHIDE DEPOSIT, ERITREA

August 17, 2005

Nevsun Resources (NSU: TSX and AMEX) is pleased to report the assay results from the final 9 diamond drill holes it has established at the Northwest Zone massive sulphide deposit in 2005.  The NW Zone is located 1.5 kilometers to the northwest of the Bisha deposit.

 Highlights include:

Gold and Silver

Hole NW-015 intersected 10.5 meters averaging 3.02 g/t Au

Hole NW-018 intersected 12.0 meters averaging 0.75 g/t Au and 1092 g/t Ag and 7.5 meters averaging 2.70 g/t Au and 0.77% Cu

Copper

Hole NW-014 intersected 7.5 meters averaging 1.13% Cu

Hole NW-020 intersected 61.0 meters that averaged 0.74% Cu

Copper and Zinc

Hole NW-015 intersected 69.5 meters averaging 1.3% Cu and 3.69% and 6.0 meters averaging 3.69% Zn

Table 1: NW Zone Drill Hole Results

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Dip Collar
NW-014	164.5	172.0	7.5	0.18	14.4	1.13	0.12	-90
And	221.5	242.5	21.0	0.26	13.8	0.39	0.83
NW-015	47.0	116.5	69.5	0.32	42.4	1.30	3.62	-90
And	124.0	134.5	10.5	3.02	16.2	0.07	0.25
And	139.0	145.0	6.0	0.07	15.5	0.03	3.69
NW-017	10.5	18.0	7.5	0.72	5.6	0.02	0.02	-90
NW-018	6.0	18.0	12.0	0.75	1092.1	0.24	0.02	-90
And	33.0	37.5	4.5	1.24	6.7	0.00	0.00
And	58.5	66.0	7.5	2.70	5.8	0.77	0.03
NW-020	48.0	109.0	61.0	0.08	3.7	0.74	0.02	-90
NW-021	88.0	91.0	3.0	1.50	2.5	0.01	0.04	-90

Interpretation of NW Zone Drill Hole Data

Detailed geological mapping in conjunction with the latest set of drill holes has changed the understanding of the configuration of the NW Zone from that presented in December

2003. It is now seen as a somewhat overturned anticline. The axis of the anticline is interpreted to be at a vertical depth of 40 to 45 meters. It is likely the massive sulphide mineralization does not outcrop, meaning that there will be a lack of oxide and supergene mineralization in this area. The massive sulphide mineralization has been traced over a strike length of 500 meters and is open to the northeast and southwest. The majority of the base metal mineralization is interpreted to occur between 30.0 and 150.0 meters of surface.

Figure 1: NW Zone Drill Hole Locations

Figure 2: Cross-sections of the NW Zone

NW Section 1000

NW Section 1150

NW Section 1200

Review of Previous Drill Hole Results from the NW Zone

A review of past drilling results from the NW Zone indicate the mineralization is made up of massive sulphides containing significant lengths of copper mineralization. The recalculation of assays, as presented below, could impact future mining methods for the deposit.  Nevsun’s press releases of April 18th, 2005 and December 1st, 2003 report the high grade intercepts of these previously reported holes.

Table 2: Recalculation of Previous Drill Hole Results from the NW Zone

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Dip Collar
NW-001	54.0	57.0	3.0	26.84	10.5	0	0.01	-45
NW-002	86.8	183.2	96.4	0.19	6.6	0.90	0.14	-45
NW-005	84.0	102.5	18.5	0.34	8.0	0.74	0.73	-55
And	148.8	164.8	16.0	0.24	12.4	0.81	2.75
NW-006	69.0	76.5	7.5	0.0	0.5	0.44	0.00	-45
NW-008	97.1	129.7	32.6	0.24	40.9	1.08	3.19	-45
NW-009	62.5	152.5	90.0	0.10	10.5	0.70	0.19	-55
And	161.5	175.0	13.5	7.8	21.97	0.33	0.14
And	191.5	228.8	37.3	0.64	12.0	1.03	0.41
NW-012	108.2	147.5	39.3	0.21	6.6	0.78	0.39	-55
B-56	63.6	90.5	28.4	0.07	6.6	0.70	0.00	-45
And	113.0	152.0	39.0	0.11	4.4	0.52	0.19
B-60	72.0	85.0	13.0	0.16	7.9	0.81	0.01	-45
B-66	83.0	175.0	92.0	0.71	10.0	0.97	0.04	-45
B-70	77.5	104.5	27.0	0.07	4.8	0.68	0.01	-45
B-73	112.0	148.0	36.0	0.18	4.2	0.76	0.03	-45
B-75	70.0	122.5	52.5	0.11	4.0	0.84	0.01	-45
B-79	76.5	106.5	30.0	0.10	2.3	0.36	0.01	-45

The zinc mineralization encountered in Hole NW-008 has been substantiated by Hole NW-015 which encountered 69.5 meters averaging 1.3% Cu and 3.69% Zn. Additional drilling is required to further define the significant intersections of zinc enriched sulphides to the southwest. The true width of mineralization on this section is interpreted to be between 25 and 30 meters. Recently received soil results would indicate that the more zinc enriched sulphides extend further to the southwest. A significant amount of drilling is still required to fully define this deposit and determine its economic viability. A plan for future drilling is being formulated and this will be implemented at some time in the future.

The podiform nature of the massive sulphides and limited drilling on any particular sections makes interpretation of true widths somewhat difficult. Depending on the depth of intersection the interpreted massive sulphide pod could range in true width from less than 10 meters up to 90 meters.

Hole NW-016 did not intersect any significant sulphide mineralization as it was drilled too far to the northwest. Hole NW-019 intersected significant lengths of semi-massive sulphides but returned no assays of significance. Hole NW-022 was drilled too far to the northwest and missed the sulphide horizon.

Nevsun views the NW Zone massive sulphide and gold deposit as a potential source of feed for the proposed processing facility at Bisha.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the extension of the exploration district at Bisha, NW Zone as a good satellite opportunity for supplemental feed, interpretation regarding the NW Zone deposit and the opportunities for further exploration. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-24.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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